Exhibit 4(c)(17)

Private & Confidential	1st January, 2007
Shane Cooke
Chief Financial Officer
Treasury Building
Canal Street, Dublin 2
Dear Shane:
I refer to our recent discussions, in regard to extension of your employment and contract renewal. The term of this new contract will begin as of 1st January 2007 (the “effective date”) and will continue until terminated by either party. It supersedes the contract dated 10th May 2005, with the exception of the bonus provision in respect of performance during 2006. For purposes of service, your employment will be deemed continuous from 1st January 2005.
For the avoidance of doubt, the Deed of Indemnity executed by you and the Company on 11 March 2002 continues to be fully enforceable.
DUTIES & RESPONSIBILITIES
Your main duties and responsibilities will be to fulfil the duties of CFO of Elan Corporation plc, reporting to the CEO. You will be employed by Elan Management Limited. You are required to be flexible in this position and will be expected to undertake such duties and exercise such powers as the Company and Board of Directors shall assign to, or vest in you. Such duties may include the undertaking of duties for subsidiary and associated companies of Elan.
SALARY
Your salary will be €211,416 gross p.a., and is subject to relevant payroll deductions. Payment will be made by credit transfer, monthly in arrears, and will be payable on the last Friday of each month. The salary will be subject to review on an annual basis, in line with Company practice.
Elan Corporation, plc

MONKSLAND INVESTMENT COMPANY
It is anticipated that you will receive an annualised dividend payment of €211,416 from Monksland Investment Company. Dividend payments from Monksland Investment Company are not pensionable. Dividend payments are made at the discretion of the Company, and are subject to review by the Company on an ongoing basis.
COMPANY PERFORMANCE-RELATED BONUS & EQUITY PROGRAMS
Elan embraces a pay-for-performance philosophy, as reflected in our Total Compensation program. Under the terms of both the Company’s equity and bonus plans, you will be eligible to participate on an annual basis, in accordance with your performance and the Company’s performance.
Bonus
From January 1st 2007, you will be eligible for an annual cash bonus, which is determined by the degree to which Company, individual, and/or team goals, or other factors, as outlined in Élan’s compensation plan, are met. Thereafter, it is expected that you will receive a bonus as determined by the CEO and approved by the Board of Directors.
Employees’ annual target bonus amounts are linked in part to their band in the Total Compensation programme, and band targets help determine the overall annual cash bonus pool. The target bonus for your position under this contract is up to 100%. A condition to earning any award is that you remain employed through the bonus payout date, no later than 31st March. The bonus plan is operated at the sole discretion of Elan, is subject to Company performance, may change from time to time and is subject to review on a regular basis.
In this regard it is anticipated that 50% of this will be by way of a dividend payment from Monksland Investment Company.
BENEFITS
Car Allowance
The Company will provide you cash-car allowance (paid monthly and in accordance with previous method) to the value of €17,100 gross per annum. This provision is governed by the terms of the
Company’s Car Allowance Policy.
Elan Corporation, plc

Pension
You have confirmed that you have your own private pension plan arrangement, and that you would prefer to continue with that. As such, the Company will make contributions to your private plan in line with the level of the Company Pension Plan for Executives. This is currently at the level of 23.55% of basic payroll salary. In this regard, the Company will require you to sign a release confirming that you have voluntarily elected not to participate in the Company’s pension plan. The Company will ensure that you are covered under its plans for death-in-service and disability benefits in line with those provided for generally at the Executive Vice President level.
Executive Medical Benefit
As EVP, you will be required to attend for an annual Executive Medical check-up at the Beacon Clinic in Dublin. This should be arranged through Human Resources.
Health Insurance Allowance
In addition, Elan will pay an annual Health Insurance Allowance based on receipted expenses. The Health Insurance Allowance will equal the cost of VHI Plan B for the individual employee and will be reviewed on an annual basis. To avail of this allowance, please apply directly to the Human Resources Department.
ANNUAL LEAVE & PUBLIC HOLIDAYS
You are entitled to 21 working days annual leave per annum (increasing with service and exclusive of public holidays).
HOURS OF WORK:
You will be expected to work such hours as will be required to discharge your duties as CFO of the Company having due regard to Statutory requirements.
EXPENSES
Subject to the production of satisfactory receipts and compliance with the Company’s expense policy, you will be reimbursed for all reasonable and genuine out of pocket expenses incurred by you in the execution of your duties.
TERMINATION OF EMPLOYMENT & NOTICE:
Your employment may be terminated by the Company by giving 3 months notice in writing
Elan Corporation, plc

or such longer notice as may from time to time be required by law. The Company reserves the right to make payment in lieu of notice. The Company may terminate this Agreement without notice in line with the provisions of the Disciplinary policy.
Should you wish to resign from the Company other than for Good Reason (as defined below), you must give 3 months notice in writing. Should you wish to resign from the Company for Good Reason, you must give 30 days notice in writing.
If you are terminated by the Company other than for Disciplinary reasons or you resign from the Company for Good Reason, the value of any equity under the Company’s 2004 Restricted Stock Unit Plan that has not yet become vested, as determined on the day of termination, will be paid to you within 30 days as severance pay and any equity granted under the 2006 Long Term Incentive Plan as well as the option grant made to you on February 1, 2006 that has not yet vested will vest.
If you resign other than for Good Reason, any equity under the Company’s equity plan that has not yet become vested will be forfeited.
In the event of notice by the Company or by you other than for Good Reason, the Company may request you to take “garden leave” and not to attend for work or perform duties during the notice period. However during that time you will continue to be employed by the Company and owe duties of fidelity and good faith to the Company and will remain bound by the terms of this Agreement and all other agreements and policies that you will sign in connection with your employment at Elan (such as the Confidentiality Agreement) and shall not be entitled to enter into any other employment.
In the event of termination of employment due to death or disability, benefits will be provided under the Company’s relevant death-in-service and disability plans, as noted under ‘Pension’.
For purposes of this contract, Good Reason means either (a) a material adverse change in your duties, authority or responsibilities as CFO of the Company, which causes your position with the Company to become of materially less responsibility or authority than your position immediately following the effective date of this contract, or (b) a change in the principal location at which you provide services to the Company to a location that is outside of Ireland.
CHANGE OF CONTROL
In the event of a change of control of the Company resulting in a material change affecting your position as CFO, you will be governed by the terms of the Company’s change in control policy in place at that time, but subject to the offset noted in the next paragraph.
Elan Corporation, plc

SEVERANCE PAYMENTS
As you had already received a severance payment related to job elimination as at 31st December 2004, and given that the severance at that time was in respect of service from your original date of hire to 31st December 2004, any future severance payment for change of control reasons would be subject to deduction of the €845,666 paid to you in December 2004. Any other severance payment, for whatever reason, would apply only to service from 1ST January 2005. In accordance with standard Company practice, you would be required to sign a release of all claims against the Company as a condition to receiving a Company severance payment.
RESPECT IN THE WORKPLACE & CODE OF CONDUCT
Elan is committed to creating and promoting a culture of respect and open communication for all employees. Elan must conduct its business in compliance with all applicable laws, rules, and regulations. In this regard, enclosed is a copy of Élan’s Respect in the Workplace and Code of Conduct Policy which you must read and sign. Please return the signed pages with your signed contract, which you will find at the back of the document.
HEALTH & SAFETY:
The Company takes seriously its obligations under the Safety, Health & Welfare at Work Act, 2005, and your attention is drawn to the Company’s Safety Statement which is available on the Company premises. Please contact the Safety Department if a copy is required.
You are required to comply with health and safety practices and procedures, and use protective equipment and clothing where necessary. Please report any issues or incidents, which may affect the safety, health or welfare of staff or members of the public to the Safety Manager.
Due to the nature of the Company’s operations, the Company reserves the right to have all employees medically examined at any time during their employment in order to assess their continued fitness for work.
Elan Corporation, plc

EMPLOYEE HANDBOOK
A copy of the Employee Handbook is enclosed, it contains terms and conditions of employment which are common to all employees. Please familiarise yourself with the contents of the handbook and do not hesitate to contact me with any queries which you may have in relation to same.
LOYALTY & CONFIDENTIALITY
You will understand that the Company’s business is of such a nature as to require discretion and confidence in relation to your work and in relation to matters which you may become aware of during the course of your work. It is particularly important that you do not discuss or otherwise reveal outside of your employment any information whatsoever concerning the affairs of the Company or any associated company, its clients/customers, distributors, agents or suppliers. Confidential information includes but is not limited to trade secrets, marketing and business strategies, customer lists, information which has been supplied in confidence or any other information known to you which is identified as being of a confidential nature or is obviously so confidential. This duty of confidentiality continues indefinitely post your employment. Prior to commencement of employment, you will be required to sign a confidentiality agreement, which incorporates terms, which are designed to protect the Company’s vital interests.
DATA PROTECTION
All personal information which the Company holds about you is protected by data protection laws. The Company take its responsibilities under these laws seriously and holds some or all of the following personal data about you:
Address, date of birth, marital status, educational or previous employment background, history and details of current position, CVs, applications and interview records, references, performance ratings or reviews, salary, bonuses, records of internet or email usage, CCTV images, records of disciplinary investigations/meetings or grievances, stock option, pension and other insurance documentation, payroll details and other related data.
This information is required for the management and administration of your employment and to protect your rights under various employment laws. For these purposes it may from time to time be necessary to disclose your personal information to third parties, including payroll processors, pension brokers/trustees, or insurers, internal Company departments in other countries (e.g. USA). It may also be necessary to disclose information in order to comply with any legal obligations. The Company takes all reasonable steps as required by law to
Elan Corporation, plc

ensure the safety, privacy and integrity of the personal information. The Company may need to share personal data including sensitive personal data with other related entities which are based abroad. This may involve a transfer of data, including your personal sensitive data to a country which may not have the same data protection laws as Ireland. By signing this Agreement, you consent to the Company holding, processing, transferring or disclosing such personal data.
RESTRICTIVE COVENANTS
During your employment, you shall not without the consent in writing of the Company at any time either solely or jointly with, or as executive, consultant, independent contractor, partner, manager, agent, employee or otherwise directly or indirectly carry on or be engaged or be concerned or interested in any business, trade or calling other than in the course of your duties hereunder.
You shall not within the period of 12 months of termination of your employment hereunder either solely or jointly with, or as executive, consultant, independent contractor, partner, manager, agent, employee or otherwise without the consent in writing of the Company directly or indirectly:
Knowingly approach, solicit for or accept custom (in relation to any products or services similar to those of the Companies) from any person that was during the 6 month period prior to the date of termination of your employment hereunder a customer of any of the Companies, and with whom you had dealings;
be concerned or interested directly or indirectly within the Republic of Ireland in any business which is wholly or in part in competition with any business carried on by the Companies at the date of termination of this Agreement, with which you had dealings;
canvass or solicit or cause to be canvassed or solicited, in respect of any products or services similar to those of any of the Companies, any customer of any of the Companies that was during the 6 month period prior to the date of termination of your employment hereunder a customer of any of the Companies with whom you had dealings, to discontinue or transfer business from any of the Companies, or approach any such customer, with a view to doing any of the foregoing things;
solicit, entice or hire, or cause to be solicited, enticed or hired away from the Company any person employed by the Companies in any executive, technical or other capacity;
Elan Corporation, plc

interfere or seek to interfere with the continuance of any of the terms of the supply of goods or services to any of the Companies.
Whilst the restrictions in this clause are considered by the parties to be reasonable in all the circumstances as at the date hereof, it is acknowledged that restrictions of such a nature may be invalid because of changed circumstances or other unforeseen reasons, and accordingly if any one or more such restrictions are judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company but would be valid if part of the wording thereof were deleted, the period thereof reduced or the range of activities or areas covered thereby reduced in scope, the said restrictions will be deemed to apply with such modifications as may be necessary to make them valid and effective, and any such modifications shall not thereby affect the validity of any other restriction contained herein.
RETURN OF COMPANY PROPERTY
Upon termination of your employment for whatever reason you are required to return to the Company all property and materials including, without limitation, all documents including electronic documents, computer disks, memory sticks, papers, notes of any description, or other property belonging to the Company, which may be in your possession or under your control which relate in any way to the affairs of the Company, and you must not retain any such property and materials or copies of any such documentation.
INTELLECTUAL PROPERTY
All inventions, discoveries, improvements, patents, designs, service marks, trade marks, trade names, confidential information, and all other forms of industrial or intellectual property (“the Intellectual Property”) made, originated or developed by you at any time during the term of your employment with the Company or related to your employment with the Company shall to the fullest extent permitted by law belong to, vest in and be the absolute sole and unencumbered property of the Company. You hereby agrees to execute all such documents, make such applications and give such assistance as may in the opinion of the Company be necessary or desirable to vest in or confirm the title of the Company to the Intellectual Property. You irrevocably appoint the Company or its nominee as your attorney to execute and sign in your name and on your behalf all documents and instruments as the Company may consider requisite to give full effect to the terms and conditions of this Agreement.
Elan Corporation, plc

VARIATION
In addition to any specific reservations referred to in this Agreement, the Company reserves the right to make changes of a minor, administrative, or non-fundamental nature to the terms and conditions of your employment from time to time. Wherever practicable, you will be given advance notice of any such change. Changes of a major, non-administrative or fundamental nature, other than where specifically reserved in this Agreement, will not be made without consultation with you.
MISCELLANEOUS
a)	You hereby warrant that by virtue of entering into this Agreement you will not be in breach of any express or implied terms of any Court order, contract or any other obligation legally binding upon you

b)	No failure or delay by the Company in exercising any remedy, right, power of privilege under or in relation to this Agreement or at law shall operate as a waiver of the same nor shall any single or partial exercise of any remedy, right, power or privilege preclude any further exercise of the same or the exercise of any other remedy, right, power or privilege.

c)	This Agreement is governed by and shall be construed in accordance with Irish law and the parties to this Agreement hereby submit to the exclusive jurisdiction of the Irish Courts.

d)	The information contained in this Agreement together with the Company’s general policies and procedures as set out in Appendix 1 constitutes a written statement of particulars of your employment with the Company in accordance with the requirements of section 3 of the Terms of Employment Act 1994.

SIGNED:	/s/ Kathleen Martorano	DATED: 02/20/2007

Kathleen Martorano EVP, Strategic Human Resources
I, Shane Cooke, having taken my own independent legal advice, hereby accept the terms and conditions of employment as set out herein and the terms and conditions as set out in the documentation referred to herein.

SIGNED:	/s/ Shane Cooke	DATED: 21/2/07

Shane Cooke EVP, Chief Financial Officer
Elan Corporation, plc